08027618

SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Just Options LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Pliskin 312-362-2344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Philip Pliskin, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Just Options LLC, as of December 31, 20 07, are true and correct. I further affirm that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARCIE PRITZKER KLEINMAN
Notary Public - State of Illinois
My Commission Expires July 7, 2011

Philip Pliskin

Chief Financial Officer of the Manager
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Just Options LLC
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Just Options LLC

Statement of Financial Condition

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Members
Just Options LLC

We have audited the accompanying statement of financial condition of Just Options LLC (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Just Options LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 27, 2008

Just Options LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 5,923
Securities owned, at market value	256,961,175
Receivable from clearing broker	60,810,459
Interest and dividends receivable	73,300
Hardware, software, and equipment, net of accumulated depreciation of $12,590	20,020
Other assets	10,000
Total assets	$ 317,880,877
Liabilities and members' equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 284,768,615
Interest and dividends payable	170,582
Accrued compensation	332,681
Payable to affiliate	87,669
Accounts payable and other accrued liabilities	30,180
Total liabilities	285,389,727
Members' equity	32,491,150
Total liabilities and members' equity	$ 317,880,877

See accompanying notes.

1. Organization and Nature of Business

Just Options LLC (the Company), a Delaware Limited Liability Company, is a proprietary trading firm in equity options and equity securities. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (the Exchange). The Company clears all transactions through its clearing broker, Goldman Sachs Executions and Clearing, L.P. (GSEC). The Company has three Member Classes, Class A Members, Class B Members, and Class C Members (collectively, the Members), of which 100% of the voting rights are held by Class A Members. The Company has two Class A Members, PEAK6 Investments, L.P. (PEAK6) and GSEC. The limited liability company operating agreement (the LLC Agreement) designates PEAK6 as Manager with primary oversight of the day-to-day operations.

In addition, the LLC Agreement defines the allocation of quarterly profits and losses between Members by distinguishing between Trading, Operating, and Pool profits and losses. Trading profits and losses are allocated 80% to Class B and Class C Members and 20% to the Pool. The Pool is allocated pro rata to all Members based upon equity balance percentages at the start of each period. Operating profits and losses are defined as all income or loss, less any trading profits and losses, and are allocated 100% to Class A Members. Within Class A, members are allocated profits and losses in accordance with the LLC Agreement.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable. Securities owned and securities sold, not yet purchased are carried at market value based on quoted market prices. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The

2. Significant Accounting Policies (continued)

Company is obligated to purchase the securities at a future date at the then-prevailing prices that may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Recently Issued Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2007, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements of any fair valued securities.

Receivable From Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivable from clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

2. Significant Accounting Policies (continued)

Hardware, Software, and Equipment, Net

Hardware, software, and equipment purchased are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the Members are liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2007, consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 197,721,884	$ 226,323,859
Equity options	59,239,291	58,444,756
	$ 256,961,175	$ 284,768,615

All equity securities are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities, subject to certain limitations.

4. Hardware, Software, and Equipment, Net

Hardware, software, and equipment, net at December 31, 2007, consisted of the following:

Hardware	$ 9,331
Software	17,920
Equipment	5,359
	32,610
Less accumulated depreciation	(12,590)
	$ 20,020

5. Related-Party Transactions With PEAK6

The Company has a technology agreement (the Tech Agreement) and a service agreement (the Service Agreement) with PEAK6. Under the Tech Agreement, the Company is provided trading software, software support, and server hosting. Under the Service Agreement, the Company receives accounting and human resource services. As of December 31, 2007, $57,100 remains payable to PEAK6. The remaining payable of $30,569 represents direct costs paid by PEAK6 that are to be reimbursed by the Company.

6. Related-Party Transactions With GSEC

The Company clears all trades, executes certain trades, and obtains short-term financing with GSEC.

The Company also leases space from GSEC on a month-to-month basis.

7. Employee Benefit Plan

The Manager sponsors a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. The Company may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement.

8. Derivative Financial Instruments

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

8. Derivative Financial Instruments (continued)

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded options, the Options Clearing Corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

The Company clears all of its trades through GSEC. In the event GSEC does not fulfill its obligations, the Company may be exposed to risk.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FASB Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

8. Derivative Financial Instruments (continued)

As of December 31, 2007, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2007, are included in securities sold, not yet purchased on the statement of financial condition.

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

9. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission, is subject to the net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2007, the Company had net capital of $7,305,352, which was $7,205,352 in excess of its required net capital. At December 31, 2007, its percentage of aggregate indebtedness to net capital was 1.61%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

END